Michael A. Ellis (216) 443-2535 mellis@porterwright.com	925 Euclid Avenue Suite 1700 Cleveland, Ohio 44115-1483

Facsimile: 216-443-9011 Toll Free: 800-824-1980
January 4, 2008
Via EDGAR and Courier
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20509

Attention:	Jay Mumford, Examiner Mail Stop 6010

Re:	Cohesant Technologies Inc. Schedule 14A File No. 1-13484
Ladies and Gentlemen:
     On behalf of Cohesant Technologies Inc. (the “Company”), pursuant to Regulation S-T under the Securities Exchange Act of 1934, enclosed please find amendment No. 1 to Schedule 14A preliminary proxy statement relating to the proposed cash merger of the Company with a wholly-owned subsidiary of Graco, Inc. (File No. 1-09249).
     The only substantive change from the initial filing is the addition of the financial statements of the carved-out entities of Cohesant Technologies and the related Management Discussion and Analysis. In addition, we have updated various numbers to reflect recent option exercises and to correct typographical and other minor errors.
     Two courtesy copies of the filing, marked to show changes, are being sent by overnight courier to the SEC Examiner reviewing the filing. We are also sending to him copies of the Form 10-SB for CIPAR Inc. which incorporates by reference the proxy statement and will be filed via EDGAR as soon as EDGAR access codes can be obtained.
     If you have any questions on the foregoing, please call me at 216-443-2535. Thank you.

Very Truly Yours,

/s/ Michael A. Ellis

cc: Jay Mumford	Michael A. Ellis
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